Exhibit 17.2

October 16, 2012

Mr. Michael Weiner

C/o Meghan Martinez

Barkley Martinez, P.C.

720 S. Colorado Blvd, Suite 530-S

Denver, Co 80246

Dear Michael:

We received your letter dated October 10, 2012 regarding your resignation from the Board of Directors of New Frontier Media, Inc.

As we announced yesterday, we successfully concluded our strategic review process and have signed a definitive agreement to be acquired by LFP Broadcasting, LLC, an affiliate of L.F.P., Inc., the company founded and headed up by Larry Flynt, for $2.02 per common share in cash up front, or approximately $33 million, plus a contingent cash payment right for each common share. The acquisition price represents approximately a 79% premium to New Frontier’s closing stock price on March 8, 2012, the day before the Company received a publicly-announced $1.35 per share unsolicited acquisition proposal from the investor group led by Longkloof Limited.

With today’s announcement of a transaction that will provide our shareholders with a substantial premium for their shares, there can be no doubt as to how committed the members of the Special Committee have been to acting in the best interests of all shareholders. Clearly, it would have been preferable and in the best interests of our shareholders if the Special Committee had been allowed to conduct its diligent process without the numerous undue distractions that it has had to endure. Within a month of the Special Committee being formed, the Company received two publicly-announced unsolicited offers and was threatened with a proxy contest by the Longkloof group that would have allowed them to acquire control of the Company without being required to pay our shareholders a control premium for their shares.  The threatened proxy contest, in addition to being highly disruptive to the Special Committee’s process, caused the Company to incur significant expenses to ensure that the interests of our shareholders were protected and the integrity of the Special Committee’s process was safeguarded.

Rather than abandoning our strategic review process in the face of these numerous and difficult challenges, the Special Committee persevered in ensuring that a fair process was maintained that provided a level playing field for all potential bidders.  Ultimately, the Special Committee was successful in negotiating a settlement agreement with the Longkloof group that resulted in the termination of their proxy contest and the related litigation and their commitment that, through the end of the year and subject to the terms of the settlement agreement, they would only pursue an acquisition of the Company through a consensual transaction.  The settlement agreement negotiated by the Special Committee facilitated our strategic review process by ensuring that the interest of potential bidders in the Company would no longer be “chilled” by a threatened proxy contest and the related litigation.

Given how strongly you opposed our efforts to seek a resolution of the proxy contest and your failure to take any action to protect our shareholders from the possible consequences of a proxy contest that sought control of the Company (and would have kept you and David Nicholas on the Board while it replaced all the other members of the Board), it is not surprising that you have been unwilling to acknowledge the extent to which the Special Committee’s efforts to preserve the integrity of its process has benefitted our shareholders.  Nevertheless, we think today’s announcement speaks for itself in making clear how our shareholders have benefitted from our diligent efforts to preserve and maintain a level playing field and fair process for all bidders.

It is unfortunate that during your time as Chairman of the Board and CEO of New Frontier you chose to attack and interfere with the efforts of the Special Committee to maximize value for all our shareholders.  While you have criticized the length of time our process has taken, you fail to acknowledge the numerous distractions that the Special Committee has had to contend with in managing its process and the culpability of those, including yourself, that have caused or contributed to these distractions.  It is probably not a coincidence that, almost exactly a month after your employment as CEO was terminated and you were no longer in a position to cause as many unnecessary distractions for the Special Committee, we were able to successfully complete our process and enter into the definitive acquisition agreement that we announced yesterday.

Based on your letter, you seem committed to continuing to distract our Board and deprive our shareholders of the opportunity to receive maximum value for their shares.  As yesterday’s announcement indicates, our transaction with LFP Broadcasting provides our shareholders with liquidity for their shares at a substantial premium plus potential additional consideration tied to the Company’s cash balances at the closing of the tender offer.  The frivolous and baseless litigation that you indicate in your resignation letter you are planning against the Company can only be seen as attempting to disrupt this value-maximizing transaction and will only serve to deprive our shareholders of some of the potential upside that they stand to receive for their shares.

Given how your past disruptive and distracting actions have already resulted in a process that was longer than it needed to be, we hope you would not take any further actions to prevent our shareholders from being able to receive maximum value for their shares as expeditiously as possible.

Sincerely,

The Board of Directors of New Frontier Media, Inc.

Important Information About the Tender Offer

This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of common stock of New Frontier Media, Inc., a Colorado corporation (“New Frontier Media”). The solicitation and the offer to buy shares of New Frontier Media common stock will be made only pursuant to an offer to purchase and related materials that are filed with the Securities and Exchange Commission. Flynt Broadcast, Inc., a Colorado corporation and a wholly owned subsidiary of LFP Broadcasting, LLC (“Merger Sub”), has not commenced the tender offer for shares of New Frontier Media common stock described in this communication.

Upon commencement of the tender offer, LFP Broadcasting and Merger Sub will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents. Following commencement of the tender offer, New Frontier Media will file with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9. Shareholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer.

Shareholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission’s website at www.sec.gov. In addition, shareholders will be able to obtain a free copy of these documents (when they become available) from New Frontier Media by contacting Marc Callipari, Chief Legal Officer, New Frontier Media, Inc., 6000 Spine Road, Suite 100, Boulder, Colorado 80301, (303) 444-0900; mcallipari@noof.com.

In connection with the proposed transactions contemplated by the definitive agreement between LFP Broadcasting and New Frontier Media, New Frontier Media and its directors, executive officers and other employees may be deemed to be participants in any solicitation of New Frontier Media shareholders in connection with such proposed transactions. Information about New Frontier Media’s directors and executive officers is available in New Frontier Media’s proxy statement for its 2012 annual meeting of shareholders, as filed with the SEC on September 21, 2012 and will be available in New Frontier Media’s solicitation/recommendation statement on Schedule 14D-9.